COMMENTS RECEIVED ON AUGUST 16, 2013

FROM EDWARD BARTZ

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Investment Grade Bond ETF
Fidelity Limited Term Bond ETF
Fidelity Total Bond ETF

PRE-EFFECTIVE AMENDMENT NO. 2

1. All funds

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff notes that there is a line for acquired fund fees and expenses in the fee table. If each fund will employ a principal investment strategy that will lead to acquired fund fees and expenses, the Staff requests that each fund add a principal investment strategy and risk to its Fund Summary section.

R: None of the funds will employ a principal investment strategy of investing in other funds and we expect to remove the "acquired fund fees and expenses" line item in the next filing. Accordingly, we have not modified disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Total Bond ETF)
"Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities."

C: The Staff requests that, in accordance with Rule 35d-1, the term "bond" be used instead of "debt securities" because it better aligns with each fund's name.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for each fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade debt securities or debt securities, as applicable. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the funds adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in each fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of each fund's 80% policy is acceptable. Accordingly, we believe that each fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

Fidelity Merrimack Street Trust (File Nos. 333-18637 and 811-22796), Pre-Effective Amendment No. 2

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3. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Total Bond ETF)

"Using the Barclays U.S. Universal Bond Index as a guide in allocating assets across the investment-grade, high yield, and emerging market asset classes."

C: The Staff questions how each fund will differentiate itself from its Index.

R: Investment Grade Bond ETF and Total Bond ETF each seeks a high level of current income and Limited Term Bond ETF seeks to provide a high rate of income, in each case by pursuing the fund's disclosed principal investment strategies. Though FMR expects to use the relevant index as a guide in investing fund assets, as disclosed, FMR considers a variety of other factors when selecting the fund's investments, including the credit quality of the issuer, security-specific features, current valuation relative to alternatives in the market, short-term trading opportunities resulting from market inefficiencies, and potential future valuation. Further, in managing the fund's exposure to various risks, including interest rate risk, FMR considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, information on the fund's competitive universe and internal views of potential future market conditions.

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests we disclose the funds are actively-managed in the "Principal Investment Strategies" section of the "Fund Summary."

R: Each fund's active management strategies are disclosed in the "Principal Investment Strategies" section of the "Fund Summary" as well as the "Investment Details" section. We also call the Staff's attention to the first sentence of the "Purchase and Sale of Shares" section which provides: "The fund is an actively-managed exchange-traded fund."

5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Total Bond ETF)
"Investing up to 20% of assets in high yield and emerging market debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the disclosure at issue has been modified in the Fidelity Total Bond ETF's prospectus to read, "Investing up to 20% of assets in lower-quality debt securities" and that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph.

Fidelity Merrimack Street Trust (File Nos. 333-18637 and 811-22796), Pre-Effective Amendment No. 2

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6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Total Bond ETF)
"Allocating assets across different asset classes, market sectors, and maturities."

C: The Staff requests that we disclosure the maturity policy for the funds.

R: Investment Grade Bond ETF and Total Bond ETF do not have a principal investment strategy of investing in securities of companies with a particular maturity, and Limited Term Bond ETF currently discloses its policy of normally maintaining a dollar-weighted average maturity between two and five years. Accordingly, we have not modified disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Total Bond ETF)

"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time each fund does not intend to count derivatives for purposes of its 80% policy.

8. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff requests that we confirm that each fund's order permits use of derivatives.

R: The SEC exemptive order to operate actively managed ETFs obtained by FMR and the funds permits the use of derivatives.

Fidelity Merrimack Street Trust (File Nos. 333-18637 and 811-22796), Pre-Effective Amendment No. 2

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9. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Example from Fidelity Total Bond ETF)
"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

C: The Staff requests that a lower-quality debt security risk be included as a separate item under the heading "Principal Investment Risks" and that lower-quality debt securities be referred to as "junk bonds."

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section appropriately discloses the principal investment risks to which each fund will be subject, including those associated with lower quality debt. Accordingly, we have not added disclosure. Please refer to response #5 regarding the term "junk bonds."

10. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Total Bond ETF)
"The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), forwards, and futures contracts (both long and short positions) on securities, other instruments, indexes, or currencies."

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to segregate assets equal to the full notional amount of each transaction.

11. All funds

"Investment Details" (prospectuses)

"Description of Principal Security Types"

(Example from Fidelity Total Bond ETF)

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

Fidelity Merrimack Street Trust (File Nos. 333-18637 and 811-22796), Pre-Effective Amendment No. 2

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C: The Staff questions whether any mortgage-related securities will be privately issued and, if so, to what extent are they expected to be invested. The Staff further asks whether such securities will be treated as illiquid assets and, if not, for analysis of that decision.

R: Each Fund may invest in privately issued asset-backed securities. Each Fund may invest up to 20% of its total assets in mortgage-backed securities or in other asset-backed securities, although this 20% limitation will not apply to U.S. Government securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. We would follow standard guidance to determine if these assets are illiquid.

12. All funds

"Buying and Selling Information" (SAIs)

"Transaction Fees on Redemptions of Creation Units. A fixed transaction fee of $[ ] is applicable to each redemption, regardless of the number of Creation Units redeemed. An additional variable charge of up to [ ]% will be imposed for redemptions effected outside the Clearing Process, which would include cash redemptions. To the extent a redemption transaction consists of in-kind securities and/or cash, the standard fee applies and the variable fee may also be imposed to compensate the fund for the costs associated with selling the applicable securities. The fund reserves the right to not impose a variable redemption transaction fee or to vary the amount of the variable redemption transaction fee imposed, up to the maximum amount listed above, depending on the materiality of the fund's actual transaction costs incurred in selling securities to meet a redemption request or where FDC believes that not imposing or varying the variable redemption transaction fee would be in the fund's best interests. Actual transaction costs may vary depending on the time of day a redeemed order is received or the nature of the securities to be sold. Accordingly, the maximum transaction fee charge may be $[ ]. Investors will also bear the costs of transferring the Fund Securities from the fund to their account or on their order. Investors who use the services of a broker or other such intermediary may be charged a fee for such services. The transactions fees are charged to cover the estimated costs associated with the redemption of Creation Units."

C: Please confirm that fixed and variable transaction fees will not exceed 2% of the value of the shares redeemed. See Rule 22c-2 under the Investment Company Act.

R: Each fund's fixed and variable transaction fees in connection with redemptions of Creation Units will comply with Rule 22c-2.

13. All funds

"Trustees and Officers" (SAIs)

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Merrimack Street Trust (File Nos. 333-18637 and 811-22796), Pre-Effective Amendment No. 2

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14. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

15. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.